Texas Made Sports Development
DBA Chaparral Ice



ANNUAL REPORT

Chaparral Ice
7713 Wolverine St
Austin, TX 78757
(512) 252-8500
www.chaparralice.com

This Annual Report is dated December 31, 2019.

BUSINESS

Texas Made Sports Development, Inc is seeking investment capital to build the most unique, state-of-the-art multi-sport facility in the Austin metropolitan area. The building will be owned by iSports Real Estate Development LLC, a related party company, and Texas Made Sports Development will be the tenant of the building.

Texas Made Sports Development is thus seeking investment capital to, among other things, do tenant improvements on the building it will be moving into. The Cedar Park, Texas, facility will serve Williamson and Travis counties, including all of Austin, Leander, Round Rock, Pfluge rville, and stretching north to Copperas Cove and Fort Hood. The facility will serve sports enthusiasts and residents interested in participating in soccer, football, lacrosse, basketball, ice hockey, ice skating, figure skating, CrossFit, and other sports operated by Chaparral at iSports.

Chaparral at iSports will serve as the primary tenant of the iSports sports center with a formal lease arrangement on the space. Chaparral at iSports' primary revenue stream will be the long-term and short-term rental of the outdoor football field, two ice rinks, and an additional indoor soccer field in Phase 1 and potential for expanded offerings such as swimming or other recreational services in Phase 2.

Chaparral at iSports intends to lease its facility to a broad range of multi-sport high school, varsity, youth. and adult leagues through primary tenancy agreements with existing nonprofit and for-profit organizations. In addition to this regular programming, Chaparral at iSports will also generate additional revenue by renting its facility for tournaments, competitions, and seasonal ice shows. The standard regional rate for ice per hour is $450+and $150+ for field/court surfaces, which will positively impact revenue projections for this type of facility. The company intends to maximize the utilization of its facility through strict scheduling and utilization of prime and non-prime hours.

Chaparral at iSports has additional potential to generate revenue by signing long-term commercial lease agreements for a fitness center, educational academy, gymnasium, medical providers including a chiropractor and sports medicine office, restaurant, juice shop, and a ProShop equipment store that will lease space inside the facility. Also, as the main tenant of the facility, Chaparral will be providing services that could qualify as a non-profit. A separate entity for fundraising and collection of league fees will be set up known as "Sports Associations of Chaparral" in order to maximize the tax benefits associated with youth athletic and public programs.

Previous Offerings

Between August 13th of 2019 and November 11 of 2019, we sold 111,814 Shares of Series E Preferred Stock in exchange for $0.31 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Texas Made Sports Development Inc
Profit & Loss
January 2018 through December 2019

	Jan - Dec 18	Jan - Dec 19	TOTAL
Ordinary Income/Expense			
Income			
Clover Discounts Given	-222.95	0.00	-222.95
Clover Sales	222.95	0.00	222.95
Sales			
Summer Camp	0.00	262,668.00	262,668.00
Skating Passes	0.00	10,702.06	10,702.06
Public Skating Admission	0.00	509,533.70	509,533.70
LTS Class	0.00	388,397.41	388,397.41
Hockey Daily Admission	0.00	3,408.27	3,408.27
Hockey Class	0.00	78,003.82	78,003.82
Commission	0.00	353.59	353.59
Figure Skating Class	0.00	134,981.64	134,981.64
Bar Rent	0.00	22,651.57	22,651.57
Advertising	0.00	6,750.00	6,750.00
Adult Hockey	0.00	517,640.26	517,640.26
Ice	93,497.45	566,980.81	660,478.26
Event	19,017.88	11,481.68	30,499.56
Gear Rental	3,939.54	0.00	3,939.54
Freestyle	22,529.24	0.00	22,529.24
Sales Tax on Private Rentals	15,584.68	0.00	15,584.68
Rentals & Parties	634,907.65	0.00	634,907.65
Camp Food	23,551.28	0.00	23,551.28
Admissions	466,486.16	0.00	466,486.16
Camp	744,530.50	0.00	744,530.50
Coaches	3,453.90	2,122.60	5,576.50
Gift Certificate	1,809.01	0.00	1,809.01
Hockey	605,831.66	0.00	605,831.66
Parties	0.00	81,707.11	81,707.11
Pro Shop	227,112.69	221,077.56	448,190.25
Sales - Other	119,660.49	82,621.27	202,281.76
Total Sales	2,981,912.13	2,901,081.35	5,882,993.48
Total Income	2,981,912.13	2,901,081.35	5,882,993.48
Cost of Goods Sold			
Cost Of Goods Sold			
Concession Supplies	0.00	6,120.88	6,120.88
Birthday Parties	4,965.07	1,566.89	6,531.96
External Ice Costs	61,081.26	68,901.27	129,982.53
Hockey	77,896.84	82,416.55	160,313.39
Learn To Skate	22,916.71	20,184.34	43,101.05
Pro Shop	168,469.30	145,738.77	314,208.07
Program Supplies	15,050.30	14,486.27	29,536.57
Summer Camp	14,766.77	22,375.54	37,142.31
Vending Product	3,631.48	3,469.38	7,100.86
Total Cost Of Goods Sold	368,777.73	365,259.89	734,037.62
Total COGS	368,777.73	365,259.89	734,037.62
Gross Profit	2,613,134.40	2,535,821.46	5,148,955.86
Expense			
Advertising & Promotion	34,117.39	39,544.59	73,661.98
Automobile Expense			
Gasoline	700.36	478.08	1,178.44
Maintenance	1,517.90	222.03	1,739.93
Repair	3,416.92	3,814.39	7,231.31
Automobile Expense - Other	57.00	86.00	143.00
Total Automobile Expense	5,692.18	4,600.50	10,292.68

This is not an Audited Financial Statement.

Texas Made Sports Development Inc
Profit & Loss
January 2018 through December 2019

	Jan - Dec 18	Jan - Dec 19	TOTAL
Bank Charges & Fee			
Fees	4,511.89	546.77	5,058.66
Merchant Fees	47,876.93	54,295.77	102,172.70
Service Charge	567.00	265.96	832.96
Total Bank Charges & Fee	52,955.82	55,108.50	108,064.32
Computer			
Equipment	54.11	0.00	54.11
Software	36,088.66	22,608.93	58,697.59
Computer - Other	86.60	97.43	184.03
Total Computer	36,229.37	22,706.36	58,935.73
Depreciation Expense	130,577.74	168,194.51	298,772.25
Donations	75.00	1,293.00	1,368.00
Dues and Subscriptions			
Domain & Hosting	453.27	259.35	712.62
Dues and Subscriptions - Other	21,353.59	626.99	21,980.58
Total Dues and Subscriptions	21,806.86	886.34	22,693.20
Employee Related Expense	0.00	600.00	600.00
Insurance			
Texas Mutual Ins	30,754.01	0.00	30,754.01
Aflac	0.00	0.00	0.00
American Specialty Ins.	0.00	32,651.00	32,651.00
Colonial Life	1,242.99	247.86	1,490.85
Humana	4,015.83	772.70	4,788.53
Philadelphia Ins.	34,971.00	7,163.00	42,134.00
Progressive Ins.	1,973.00	2,526.00	4,499.00
Task Ins. Group	0.00	6,140.00	6,140.00
United Health Care	48,575.37	79,106.64	127,682.01
Prudential	196.88	0.00	196.88
Insurance - Other	7,166.00	5,887.59	13,053.59
Total Insurance	128,895.08	134,494.79	263,389.87
Interest Expense			
Finance Fee	1,690.00	1,632.00	3,322.00
Loan Interest	36,475.88	28,652.96	65,128.84
Interest Expense - Other	213.07	293.00	506.07
Total Interest Expense	38,378.95	30,577.96	68,956.91
Licenses and Permits	3,003.25	4,212.25	7,215.50
Office Expenses	203.61	493.99	697.60
Office Supplies	13,658.26	9,119.69	22,777.95
Payroll Expenses			
FUTA	1,414.29	1,562.91	2,977.20
Gross Compensation	620,918.43	658,925.16	1,279,843.59
Medicare	9,003.32	9,707.43	18,710.75
Social Security	38,496.95	41,507.51	80,004.46
TX Workforce	7,185.09	7,853.03	15,038.12
Payroll Expenses - Other	84.00	10,882.23	10,966.23
Total Payroll Expenses	677,102.08	730,438.27	1,407,540.35
Postage and Delivery	1,530.09	1,103.21	2,633.30
Professional Development	2,695.00	1,742.19	4,437.19
Professional Fees			
Accounting	9,120.00	9,000.00	18,120.00
Legal Fees	9,679.05	0.00	9,679.05
Third Party Professionals	29,915.02	284.76	30,199.78
Professional Fees - Other	20,306.50	23,730.78	44,037.28
Total Professional Fees	69,020.57	33,015.54	102,036.11

Texas Made Sports Development Inc
Profit & Loss
January 2018 through December 2019

	Jan - Dec 18	Jan - Dec 19	TOTAL
Program Equipment	1,567.59	0.00	1,567.59
Promotional Expense	0.00	0.00	0.00
Rent			
Building Rental	787,783.93	780,231.60	1,568,015.53
Equipment Rental	685.87	1,028.69	1,714.56
Total Rent	788,469.80	781,260.29	1,569,730.09
Repairs			
Building Repairs	57,521.23	6,651.26	64,172.49
Equipment Repairs	78,235.55	69,682.89	147,918.44
Janitorial Exp	27,141.07	30,148.80	57,289.87
Total Repairs	162,897.85	106,482.95	269,380.80
Security Service	0.00	200.00	200.00
Taxes			
Federal	1,301.00	28,655.00	29,956.00
Property	0.00	10,932.07	10,932.07
Sales	71,716.32	89,487.68	161,204.00
State	6,425.46	0.00	6,425.46
Total Taxes	79,442.78	129,074.75	208,517.53
Travel & Ent			
Toll	66.40	60.00	126.40
Airfare	2,394.31	484.56	2,878.87
Hotel	1,378.26	2,935.38	4,313.64
Meals & Entertainment	4,414.36	2,698.47	7,112.83
Taxi	583.05	241.37	824.42
Travel	173.01	1,370.27	1,543.28
Travel & Ent - Other	0.00	8,260.44	8,260.44
Total Travel & Ent	9,009.39	16,050.49	25,059.88
Utilities			
Gas and Electric	6,796.69	7,445.95	14,242.64
Utilities - Other	219,551.06	218,448.73	437,999.79
Total Utilities	226,347.75	225,894.68	452,242.43
Total Expense	2,483,676.41	2,497,094.85	4,980,771.26
Net Ordinary Income	129,457.99	38,726.61	168,184.60
Other Income/Expense			
Other Income			
Interest Income	0.00	3,924.00	3,924.00
Total Other Income	0.00	3,924.00	3,924.00
Net Other Income	0.00	3,924.00	3,924.00
Net Income	**129,457.99**	**42,650.61**	**172,108.60**

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $414,192.48. There is no additional funding raises planned.

Debt

On August 10, 2017 the company entered a loan agreement with Washington federal bank in the amount of$3l7,000. The loan carried an interest rate of 5.690% per year and matures on February 1, 2023. As of December 31, 2018, the loan has an outstanding balance of $199,548.80.

On August 10, 2017 the company entered a second loan agreement with Washington federal bank in the amount of $375,000. The loan carried an interest rate of 5.690% per year and matures on February 1, 2023. As of December 31, 2018, the loan bas an outstanding balance of $253,334.08.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Ryan Raya	CEO, Director, and President
Tamir Nitzan	Board of Directors Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

- **Ryan Raya, 25.3% ownership, Common Stock**

- **Tamir Nitzan, 62.0% ownership, Series A Preferred and Common Stock**

RELATED PARTY TRANSACTIONS

We do not have any related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2019, 12,700,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

- 2016-11-16, Section 4(2) of the Securities Act., 1100000 Class B Preferred. Use of proceeds: Purchase of Chaparral Northcross from original owners
- 2019-04-29, Section 4(a)(2) of the Securities Act., 18000000 Class A Preferred. Use of proceeds: Funding Chaparral at iSports Tenant Improvements
- 2019-04-29, Section 4(a)(2) of the Securities Act., 1050000 Class C Preferred. Use of proceeds: Funding Chaparral at iSports Lease Guarantee Terms
- 2019-04-29, Section 4(a)(2) of the Securities Act., 165000 Class D Preferred. Use of proceeds: Funding Chaparral at iSports Lease Guarantee Terms

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than

before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Texas Made Sports Development Inc DBA Chaparral Ice

By   *Ryan Raya*
_____
        Ryan Raya
        Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Texas Made Sports Development Inc
Profit & Loss
January 2018 through December 2019

	Jan - Dec 18	Jan - Dec 19	TOTAL
Ordinary Income/Expense			
Income			
Clover Discounts Given	-222.95	0.00	-222.95
Clover Sales	222.95	0.00	222.95
Sales			
Summer Camp	0.00	262,668.00	262,668.00
Skating Passes	0.00	10,702.06	10,702.06
Public Skating Admission	0.00	509,533.70	509,533.70
LTS Class	0.00	388,397.41	388,397.41
Hockey Daily Admission	0.00	3,408.27	3,408.27
Hockey Class	0.00	78,003.82	78,003.82
Commission	0.00	353.59	353.59
Figure Skating Class	0.00	134,981.64	134,981.64
Bar Rent	0.00	22,651.57	22,651.57
Advertising	0.00	6,750.00	6,750.00
Adult Hockey	0.00	517,640.26	517,640.26
Ice	93,497.45	566,980.81	660,478.26
Event	19,017.88	11,481.68	30,499.56
Gear Rental	3,939.54	0.00	3,939.54
Freestyle	22,529.24	0.00	22,529.24
Sales Tax on Private Rentals	15,584.68	0.00	15,584.68
Rentals & Parties	634,907.65	0.00	634,907.65
Camp Food	23,551.28	0.00	23,551.28
Admissions	466,486.16	0.00	466,486.16
Camp	744,530.50	0.00	744,530.50
Coaches	3,453.90	2,122.60	5,576.50
Gift Certificate	1,809.01	0.00	1,809.01
Hockey	605,831.66	0.00	605,831.66
Parties	0.00	81,707.11	81,707.11
Pro Shop	227,112.69	221,077.56	448,190.25
Sales - Other	119,660.49	82,621.27	202,281.76
Total Sales	2,981,912.13	2,901,081.35	5,882,993.48
Total Income	2,981,912.13	2,901,081.35	5,882,993.48
Cost of Goods Sold			
Cost Of Goods Sold			
Concession Supplies	0.00	6,120.88	6,120.88
Birthday Parties	4,965.07	1,566.89	6,531.96
External Ice Costs	61,081.26	68,901.27	129,982.53
Hockey	77,896.84	82,416.55	160,313.39
Learn To Skate	22,916.71	20,184.34	43,101.05
Pro Shop	168,469.30	145,738.77	314,208.07
Program Supplies	15,050.30	14,486.27	29,536.57
Summer Camp	14,766.77	22,375.54	37,142.31
Vending Product	3,631.48	3,469.38	7,100.86
Total Cost Of Goods Sold	368,777.73	365,259.89	734,037.62
Total COGS	368,777.73	365,259.89	734,037.62
Gross Profit	2,613,134.40	2,535,821.46	5,148,955.86
Expense			
Advertising & Promotion	34,117.39	39,544.59	73,661.98
Automobile Expense			
Gasoline	700.36	478.08	1,178.44
Maintenance	1,517.90	222.03	1,739.93
Repair	3,416.92	3,814.39	7,231.31
Automobile Expense - Other	57.00	86.00	143.00
Total Automobile Expense	5,692.18	4,600.50	10,292.68

Texas Made Sports Development Inc
Balance Sheet
As of December 31, 2019

		Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings		
Checking Account		414,192.48
Total Checking/Savings		414,192.48
Other Current Assets		
Pre Paid Taxes		7,881.00
Inventory Asset		76,500.00
Total Other Current Assets		84,381.00
Total Current Assets		498,573.48
Fixed Assets		
Fixed Assets		
Tenant Improvements	455,716.00	
Computer Equipment	5,000.00	
Dasher Board System	95,000.00	
Furnature, Fixtures & Equipment	55,000.00	
Ice & HVAC System	200,000.00	
School Bus	10,000.00	
Zamboni	105,000.00	
Accumulated Depreciation	-368,142.25	
Total Fixed Assets		557,573.75
Total Fixed Assets		557,573.75
Other Assets		
Goodwill		13,319.19
Total Other Assets		13,319.19
TOTAL ASSETS		1,069,466.42
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
CC 0180		475.45
CC 3681		-524.83
CC 4618		6,568.42
CC 1954		253.90
CC 5106		-582.86
Total Credit Cards		6,190.08
Other Current Liabilities		
Payroll Liabilities		
Dental Insurance	3,191.92	
FUTA	1,562.89	
FWT	-3.23	
Health Insurance	59,298.10	
TX Workforce	7,002.10	
Total Payroll Liabilities		71,051.78
Total Other Current Liabilities		71,051.78
Total Current Liabilities		77,241.86

This is not an Audited Financial Statement.

CERTIFICATION

I, Ryan Raya, Principal Executive Officer of Texas Made Sports Development Inc, hereby certify that the financial statements of Texas Made Sports Development Inc included in this Report are true and complete in all material respects.

Ryan Raya
_____
Principal Executive Officer